Pro Forma Adjustments:

          Pro Forma Consolidated Statement of Income
     a) Net sales, cost of sales, selling, and general and administrative expenses which relate to the product lines and assets sold that are the subject of the sale agreements.

     b) Reduction of interest expense for the early retirement of outstanding long-term debt.

     c) The estimated cash proceeds resulting from the sales of $8.8 million exceeds the $5.5 million needed for retirement of long-term debt. The Pro Forma Statement of Income does not include interest income that could have been earned during the quarter.

     d)   The income tax expense included in the Pro Forma
          Statement of Income is based upon the pro forma income of the Company.


          Pro Forma Consolidated Condensed Balance Sheet
     a) Estimated net proceeds from the disposition of assets and the cash payment for expenses as a result of the two sale transactions.

     b) The cash payment of estimated expenses to fulfill the requirements of the terms of the sale transactions.

     c) Estimated net cash proceeds from the liquidation of working capital of the business.

     d) Payment of estimated income taxes due on the gain on sale of the assets.

     e)   Repayment of outstanding long-term debt.

     f) The estimated gain on disposition of the assets of $714,000, net of taxes of $465,000, is included in Shareholders' Equity.









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